FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2010

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of
March 31, 2010 and 2009 and for the quarters then ended

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Report on review of interim consolidated financial statements

To the Shareholders of Compañia de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated balance sheet of Compañia de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of March 31, 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the quarters ended March 31, 2010 and 2009 and other explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. The financial statements of Minera Yanacocha S.R.L. as of March 31, 2010 and 2009, and for the quarters then ended were reviewed by other independent auditors, whose reports on review have been furnished to us. The Company’s investment in Minera Yanacocha S.R.L. amounted to US$817.2 million as of March 31, 2010 (US$746.1 million as of December 31, 2009) in the Company’s consolidated financial statements; in addition, the share in this entity’s net income amounted to US$71.0 million for the quarter then ended (US$60.3 million for the quarter ended March 31, 2009). A review of interim financial information is limited primarily to making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Report on review of interim consolidated financial statements (continued)

Based on our review and on the report of limited review from the other Minera Yanacocha S.R.L. independent auditors nothing has come to our attention that would lead us to believe that the accompanying interim consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru,
April 29, 2010

Countersigned by:

Marco Antonio Zaldivar
C.P.C.C. Register No.12477

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheet
As of March 31, 2010 (unaudited) and December 31, 2009 (audited)

	Note	2010	2009
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	4	508,729	714,454

Trade accounts receivable, net		93,368	122,950

Embedded derivatives for concentrates sales		810	4,838

Other accounts receivable, net		12,895	14,346

Accounts receivable from affiliates	11(a)	18,302	21,866

Inventory, net		52,659	44,987

Current portion of prepaid taxes and expenses		18,805	14,368

Total current assets		705,568	937,809

Other long-term accounts receivable from affiliates		909	-

Other long-term accounts receivable		1,481	1,457

Prepaid taxes and expenses		10,969	10,787

Investment in shares	5	1,243,454	1,126,167

Mining concessions and property, plant and equipment, net		393,941	351,784

Development costs, net		89,811	91,633

Deferred income tax and workers’ profit sharing asset	8(a)	257,653	261,877

Other assets		4,964	5,045

Total assets		2,708,750	2,786,559

Translation of consolidated financial statements originally issued in Spanish - see Note 14

	Note	2010	2009
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		71,785	58,233
Income tax payable		6,119	20,528
Dividends payable		100,132	781
Other liabilities		56,943	86,344
Embedded derivatives for concentrates sales		390	292
Derivative financial instruments liability	12	1,824	1,468
Financial obligations	6	11,410	79,452
Total current liabilities		248,603	247,098

Other long-term liabilities		95,276	102,053
Financial obligations	6	14,987	150,555
Derivative financial instruments liability	12	4,522	5,375
Deferred income tax and workers’ profit sharing liability	8(a)	17,625	18,158

Total liabilities		381,013	523,239

Shareholders’ equity, net	7
Capital stock, net of treasury shares for US$62,622,000 in 2010 and 2009		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2010 and 2009		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		112,390	112,363
Other reserves		269	269
Retained earnings		1,089,926	1,011,077
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized, loss		(3,260)	(3,916)
		2,143,787	2,064,255
Minority interest		183,950	199,065
Total shareholders’ equity, net		2,327,737	2,263,320

Total liabilities and shareholders’ equity, net		2,708,750	2,786,559

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañia de Minas Buenaventura S.A.A and Subsidiaries

Consolidated Statement of Income (unaudited)
For the quarters ended March 31, 2010 and 2009

	Note	2010	2009
		US$(000)	US$(000)

Operating income
Net sales	9	187,609	163,105
Royalty income	11(b)	14,127	13,866
Total income		201,736	176,971
Operating costs
Cost of sales, without considering depreciation and amortization		70,072	56,940
Exploration in units in operation		18,334	11,964
Depreciation and amortization		16,559	17,947
Total operating costs		104,965	86,851
Gross income		96,771	90,120
Operating expenses
Overhead expense	10	10,603	16,707
Royalties		8,654	5,193
Exploration in non-operating areas		7,855	7,243
Sales expense		2,062	1,968
Total operating expenses		29,174	31,111

Operating income		67,597	59,009
Other income (expenses), net
Share in associated companies, net	5(b)	111,910	79,907
Interest incomes		3,695	1,481
Interest expenses		(2,486)	(4,843)
Loss from currency exchange difference, net		(754)	(530)
Other, net		3,164	1,651
Total other income, net		115,529	77,666
Income before workers´ profit sharing, income tax and minority interest		183,126	136,675

Provision for workers´ profit sharing, net	8(b)	(3,206)	(5,076)
Provision for income tax, net	8(b)	(15,675)	(22,062)
Net income		164,245	109,537

Net income attributable to minority interest		(9,064)	(9,247)

Net income attributable to Buenaventura		155,181	100,290
Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars		0.61	0.39

The accompanying notes are an integral part of this consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañia de Minas Buenaventura S.A.A and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
For the quarters ended March 31, 2010 and 2009

	Capital stock, net of treasury shares
	Number of Shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain (loss)	Total	Minority interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2009	253,759,664	750,540	2,019	225,978	53,007	269	517,583	(34,075)	16,280	1,531,601	197,391	1,728,992
Dividends declared, notes 7(a) and 7(b)	-	-	-	-	-	-	(5,089)	-	-	(5,089)	(16,539)	(21,628)
Net change in unrealized gain on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	(5,149)	(5,149)	(8,078)	(13,227)
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	-	45	45	-	45
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	(28,565)	(28,565)
Net income	-	-	-	-	-	-	100,290	-	-	100,290	9,247	109,537

Balance as of March 31, 2009	253,759,664	750,540	2,019	225,978	53,007	269	612,784	(34,075)	11,176	1,621,698	153,456	1,775,154

Balance as of January 1, 2010	253,759,664	750,540	2,019	225,978	112,363	269	1,011,077	(34,075)	(3,916)	2,064,255	199,065	2,263,320
Dividends declared, notes 7(a) and 7(b)	-	-	-	-	-	-	(76,332)	-	-	(76,332)	(23,914)	(100,246)
Net change in unrealized gain on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	585	585	(265)	320
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	-	71	71	-	71
Expired dividends	-	-	-	-	27	-	-	-	-	27	-	27
Net income	-	-	-	-	-	-	155,181	-	-	155,181	9,064	164,245

Balance as of March 31, 2010	253,759,664	750,540	2,019	225,978	112,390	269	1,089,926	(34,075)	(3,260)	2,143,787	183,950	2,327,737

The accompanying notes are an integral part of this consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows (unaudited)
For the quarters ended March 31, 2010 and 2009

	2010	2009
	US$(000)	US$(000)

Operating activities
Proceeds from sales	222,166	144,530
Royalties received	17,672	9,082
Value Added Tax (IGV) recovered	2,301	6,467
Interest received	1,048	1,987
Payments to suppliers and third parties	(104,741)	(78,825)
Payments to employees	(41,406)	(34,095)
Income tax paid	(17,996)	(7,206)
Payments of royalties	(11,340)	(8,035)
Payments of interest	(2,478)	(3,966)
Net cash and cash equivalents provided by operating activities	65,226	29,939
Investment activities
Proceeds from sale of plant and equipment	601	180
Additions to mining concessions and property, plant and equipment	(54,452)	(18,223)
Increase in time deposits	(18,930)	(3,527)
Payments for purchase of investment shares	(5,302)	(34,914)
Disbursements for development activities	(2,458)	(11,152)
Other investment activities	(890)	(2,661)
Net cash and cash equivalents used in investment activities	(81,431)	(70,297)
Financing activities
Payments of financial obligations	(215,216)	(24,545)
Dividends paid to minority shareholders	(4,840)	-
Increase in financial obligations	11,606	-
Net cash and cash equivalents used in financing activities	(208,450)	(24,545)
Decrease in cash and cash equivalents for the period, net	(224,655)	(64,903)
Cash and cash equivalents at beginning of period, note 4	714,454	532,027

Cash and cash equivalents at the period’s close, note 4	489,799	467,124

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Consolidated Statement of Cash Flows (unaudited) (continued)

	2010	2009
	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to Buenaventura	155,181	100,290
Plus (less)
Depreciation and amortization	16,559	17,947
Net income attributable to minority interest	9,064	9,247
Provision for estimated fair value of embedded derivatives	4,126	(3,002)
Deferred income tax and workers´ profit sharing benefit	3,514	13,576
Loss from currency exchange difference, net	754	530
Provision for long-term officers´ compensation	423	6,423
Net cost of plant and equipment retired and sold	370	128
Share in affiliates, net of dividends received in cash	(111,910)	(79,907)
Adjustment to present value of the mining-units closure provision	(2,071)	1,313
Reversal for slow moving and obsolescent supplies	(105)	(320)
Net changes in operating asset and liability accounts
Decrease (increase) in operating assets -
Trade accounts receivable, net	29,582	(7,709)
Other accounts receivable, net	5,634	(967)
Accounts receivable from affiliates	3,545	(4,784)
Inventory, net	(7,672)	(3,839)
Prepaid taxes and expenses	(4,619)	2,027
Increase (decrease) in operating liabilities –
Trade accounts payable	13,552	333
Income tax payable	(14,409)	1,095
Other liabilities	(36,292)	(22,442)
Net cash and cash equivalents provided by operating Activities	65,226	29,939
Transactions that did not affect cash flows:
Dividends declared and not paid	95,406	16,018

The accompanying notes are an integral part of this consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañia de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of March 31, 2010 and 2009

1.	Identification and business activity
(a)	Identification -
Compañia de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity -
Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila and Paula mining units.  The Company also holds interests in a number of other mining companies including Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”).  The Company also owns an electric power distribution company, an electric power generation company and a mining engineering services company.  See note 1(d).

(c)	Approval of consolidated financial statements –
The consolidated financial statements as of March 31, 2010 were approved by Management on April 22, 2010 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in April 29, 2010. The consolidated financial statements as of December 31, 2009 were approved by the Shareholders’ Meeting held on March 26, 2010.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	March 31, 2010		December 31, 2009
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañia Minera Condesa S.A.	100.00	-	100.00	-
Compañia Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*) (e)	4.25	39.17	4.25	39.17
Inversiones Colquijirca S.A. (**)	81.30	-	81.30	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (g)	53.06	-	53.06	-

Electric power activity
Consorcio Energetico de Huancavelica S.A. (f)	100.00	-	100.00	-
Empresa de Generacion Huanza S.A.	100.00	-	100.00	-

Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	As of March 31, 2010 and December 31, 2009, Buenaventura´s participation in El Brocal common shares with voting rights was 46.02 per cent.

(**)
Inversiones Colquijirca S.A. has a 51.06 percent interest in Sociedad Minera El Brocal, through which Buenaventura held an indirect participation of 39.17 per cent in El Brocal as of March 31, 2010 and December 31, 2009.

(e)	Project for the expansion of El Brocal operations –
On August 15, 2008, the El Brocal board of directors approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  The project involves setting up the open pit, expanding the level of operations, modernizing the Huaraucaca concentrator plant and adapting those services required to support the new production capacity. This project will allow processing ore with a lower lead–zinc grade from the La Llave zone and copper from Marcapunta Norte.
As of March 31, 2010 and December 31, 2009, El Brocal had executed the following works related to the project to expand operations the cost of which, based on the project economic feasibility study carried out by Management, have been capitalized:

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

	2010	2009
	US$(000)	US$(000)

Mine development costs:
Expansion of Tajo Norte – Marcapunta Norte	15,976	15,801

Mining concessions and property, plant and equipment, net:
Expansion of refining plant capacity to 18,000 MTD	61,035	47,605
Optimization of crushing plant and conveyor belt	2,920	2,741
Feasibility study	2,135	2,082
Expansion of power grid	3,745	1,510
Construction of Huachuacaja tailings area	1,786	1,389
Other minor activities	2,363	2,030
	73,984	57,357

	89,960	73,158

(f)	Construction of hydroelectric power station –
In November 2009 the Consorcio Energetico de Huancavelica S.A. board of directors approved construction of the 90.6-MW capacity Huanza hydroelectric power station, located in the Santa Eulalia river valley, with an investment of US$147,000,000. Execution began in March 2010; its construction is expected to take thirty-three months. This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energetico de Huancavelica S.A.’s own resources. As of March 31, 2010, the investment in this project amounted to US$20,542,000.

(g)	La Zanja project to begin operations –
The La Zanja project is located in the province of Santa Cruz, district of Pulan in the Cajamarca region. It has reserves of 796,000 ounces of gold. Mining will be open-cut, then leaching the ore in piles at a rate of 20,000 MT/day.  The investment is estimated at US$65,000,000, and is expected to produce more than 90,000 ounces of gold per year for five years. As of March 31, 2010, the shareholders’ contribution corresponding to this investment amounted to US$62,082,000, of which the Company’s share amounted to 53.06 percent.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

Its Environmental Impact Study was approved on April 24, 2009; its construction authorization was issued by the General Mining Board (DGM) on July 13, 2009 and its mining plan was approved by the DGM on September 15, 2009. Based on the progress made in the project’s construction to date, the Company’s management projects the beginning of its mining operations in the second half of 2010.

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the quarters ended March 31, 2010 and 2009 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2009.

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

Reclassifications -
The Company did not make significant reclassifications to its interim consolidated financial statements for the quarters ended March 31, 2010 and 2009.

3.	Seasonality of operations
The Company and its subsidiaries operate continuously without major fluctuations due to seasonality.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

4.	Cash and cash equivalents
(a)	The table below presents the components of this caption:

	As of March 31, 2010	As of December 31, 2009
	US$(000)	US$(000)

Cash	574	555
Bank accounts	37,130	50,274
Time deposits (b)	452,095	663,625
Cash balances included in the consolidated statement of cash flows	489,799	714,454
Time deposits with original maturity greater than 90 days (c)	18,930	-

	508,729	714,454

(b)	The table below presents the components of time deposits as of March 31, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 7 to 90 days	From 0.21 to 1.02	439,850
Nuevos Soles	From 49 to 83 days	From 1.25 to 1.35	12,245

			452,095

The table below presents the components of time deposits as of December 31, 2009:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 5 to 90 days	From 0.30 to 1.00	651,000
Nuevos Soles	From 25 to 75 days	From 1.05 to 1.35	12,625

			663,625

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	As of March 31, 2010, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 91 to 181 days	From 0.35 to 0.95	13,150
Nuevos Soles	From 91 to 181 days	From 1.30 to 1.35	5,780

			18,930

5.	Investments held under the equity method
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of March 31, 2010	As of December 31, 2009	As of March 31, 2010	As of December 31, 2009
	%	%	%	US$(000)

Investments held under the equity method -
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	817,191	746,128
Payment in excess of the share in fair value of assets and liabilities, net			15,873	16,248
			833,064	762,376
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.26	19.26	324,445	278,489
Payment in excess of the share in fair value of assets and liabilities, net			84,279	84,694
			408,724	363,183

Available-for-sale investments -
Other			1,666	608

			1,243,454	1,126,167

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in affiliates:

	For the quarters ended March 31,
	2010	2009
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	70,596	59,849
Sociedad Minera Cerro Verde S.A.A.	45,540	20,058
Canteras del Hallazgo S.A.C.	(4,226)	-

	111,910	79,907

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the quarters ended March 31, 2010 and 2009.

Increase in investments in affiliates balance -
Investment in affiliates´ balance increased by US$117,287,000 compared to the balance as of December 31, 2009; which was originated by the share in Yanacocha and Cerro Verde, shown in (b).

Increase in share in affiliates -
The share in affiliates during the quarter ended March 31, 2010 shows an increase of US$32,003,000 compared to same period of 2009, due mainly to the net effect of:

-
An increase of US$10,747,000 in the share in Minera Yanacocha S.R.L. (hereinafter “Yanacocha”), as a consequence of the US$24,660,000 increase in the net income reported in the first quarter of 2010 compared with the first quarter of 2009. The higher income from Yanacocha is due to an increase in the average gold price (US$1,113.00 per ounce of gold during the quarter ended in March 31, 2010 compared with US$908.00 per ounce of gold in the same period of 2009) offset by the effect of the lower volume of gold sold during the quarter ended March 31, 2010 compared to the same  period of 2009 (413,800 ounces of gold during the first quarter of 2010 compared to 469,953 ounces of gold during the first quarter of 2009).

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

-
An increase of US$25,482,000 in the share in Sociedad Minera Cerro Verde S.A.A.  (hereinafter “Cerro Verde”) as a consequence of the US$132,440,000 increase in net income reported in the first quarter of 2010 compared with the first quarter of 2009. The higher income from Cerro Verde is due to the net effect of an increase in the average copper price (average price of US$3.28 during the quarter ended in March 31, 2010 compared with an average price of US$1.56 ifor the same period in 2009), partially offset by a lower volume of copper sold (157,390,000 pounds of copper in the first quarter of 2010 compared to 160,098,000 pounds of copper in the first quarter of 2009, due to the lower average head grade and recoverability factor of the ore treated).

Summary of financial information based on the Yanacocha and
Cerro Verde financial statements -
The table below presents the principal amounts in the Yanacocha and Cerro Verde financial statements, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of March 31, 2010	As of December 31, 2009	As of March 31, 2010	As of December 31, 2009
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,614,540	2,466,500	2,242,381	1,913,164
Total liabilities	740,695	755,398	557,653	467,070
Shareholders’ equity	1,873,845	1,711,102	1,684,728	1,446,094

	Yanacocha		Cerro Verde
	For the quarters ended March 31,		For the quarters ended March 31,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	460,451	426,734	534,097	320,085
Operating income	236,650	198,698	375,474	175,235
Net income	162,532	137,872	238,634	106,194

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Financials obligations
(a)	The table below presents the detail of long-term debt as of March 31, 2010 and December 31, 2009:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2010	2009
	US$ (000)					US$(000)	US$(000)

Empresa de Generacion Huanza S.A. Banco de Credito del Peru - Leasing	119,000	10 years	Joint surety	Three-month LIBOR plus 4.00% (4.257% as of March 31, 2010)	Quarterly maturities to 10 years from capitalization	12,471	865

Compañia de Minas Buenaventura S.A.A.
Banco de Credito del Peru - Working capital loan	75,000	4 years	Secured interest of US$13,748,000 on machinery and equipment	Three-month LIBOR plus 0.85% (1.102% as of March 31, 2010)	Quarterly maturities of US$9,375,000 from September 2008 to June 2010	9,375	18,750

Banco de Credito del Peru - Syndicated Loan Agreement (b)	450,000	5 years	None	2.56% as of December 31, 2009	Quarterly maturities of US$14,667,000 from August 2008 to May 2013. Prepaids may be made in each quarterly due date	-	205,333
Consorcio Energetico de Huancavelica S.A.
BBVA Banco Continental - Working capital loan	9,000	4 years	None	Three-month LIBOR plus 1.25% (1.507% as of March 31, 2010)	Quarterly maturities of US$500,000 from March 2009 to June 2012	4,500	5,000
Other						51	59
						26,397	230,007

Non-current portion						(14,987)	(150,555)

Current portion						11,410	79,452

(b)	On March 1, 2010 the Company, as allowed by the terms of the syndicated loan agreement, paid the whole of the financial obligation as of that date.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Shareholders’ equity, net
(a)	Dividends declared –
The detail of dividends declared for the quarters ended March 31, 2010 and 2009 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

2010 Dividends
Mandatory annual shareholders’ meeting	March 26, 2010	82,690,000	0.30
Less – Dividends granted to Subsidiary		(6,358,000)

		76,332,000

2009 Dividends
Mandatory annual shareholders’ meeting	March 27, 2009	5,513,000	0.02
Less – Dividends granted to subsidiary		(424,000)

		5,089,000

As of March 31, 2010, the declared dividends of first quarter of 2010 resolved in the   shareholders’ meeting held on March 26, 2010 had not yet been paid to the shareholders. Its payment date is April 27, 2010. They are presented in the “Dividends payable” caption in the consolidated balance sheet.

(b)	As of March 31, 2010 and 2009, the dividends due to minority shareholders broke down as follows:

	2010	2009
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	15,386	11,524
S.M.R.L. Chaupiloma Dos de Cajamarca	4,840	2,800
Inversiones Colquijirca S.A.	3,688	2,215

	23,914	16,539

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Assets and liabilities for deferred income tax and workers´ profit sharing
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of March 31, 2010	As of December 31, 2009
	US$(000)	US$(000)

Deferred asset
Tax–loss carryforward	190,410	191,672
Difference in depreciation and amortization rates	18,366	16,581
Provision for closure of mining units, net	16,441	17,538
Stock appreciation rights provision	9,717	14,612
Effect of translation into U.S. dollars	6,850	5,920
Impairment of property, plant, machinery and equipment, and development costs	5,776	5,776
Environmental liability for Santa Barbara mining unit	1,773	1,773
Embedded derivative from sale of concentrates	288	-
Other	8,588	9,136
	258,209	263,008
Less – allowance for uncertainty as to the deferred asset’s recoverability	(2,991)	(3,566)
	255,218	259,442
Deferred asset included in retained earnings
Derivative financial instruments	2,435	2,435

Deferred asset, net	257,653	261,877

Deferred liability included in results
Differences in amortization rates for development costs	(17,074)	(15,905)
Embedded derivative from sale of concentrates	139	(1,722)
Other	(513)	(531)
	(17,448)	(18,158)

Less – Deferred liability included in retained earnings
Derivative financial instruments	(177)	-

Deferred liability net	(17,625)	(18,158)
(b)
The current and deferred portions of the income (expense) for income tax and workers’ sharing benefit included in the consolidated statements of income for the quarters ended March 31, 2010 and 2009 are made up as follows:

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

	2010	2009
	US$(000)	US$(000)

Workers’ profit sharing
Current	(2,415)	(2,024)
Deferred	(791)	(3,052)

	(3,206)	(5,076)
Income tax
Current	(12,952)	(11,538)
Deferred	(2,723)	(10,524)

	(15,675)	(22,062)

9.	Net sales
The table below presents the net sales as of March 31, 2010 and 2009:

	For the three - month period ended March 31, 2010	For the three -month period ended March 31, 2009	Variation
	US$(000)	US$(000)	US$(000)

Net sales by product
Gold	109,417	83,415	26,002
Silver	46,576	46,781	(205)
Lead	11,280	7,809	3,471
Zinc	25,943	17,165	8,778
Copper	15,343	5,743	9,600
	208,559	160,913	47,646

Penalties	(22,372)	(18,951)	(3,421)
Final liquidations for previous year	(1,586)	2,212	(3,798)
	184,601	144,174	40,427
Embedded derivative from sale of concentrates	(2,498)	3,002	(5,500)
Hedging operations	1,618	9,937	(8,319)
	183,721	157,113	26,608
Net sales of services, electric power and other	3,888	5,992	(2,104)

	187,609	163,105	24,504

The principal variations during the quarter ended March 31, 2010 compared with the same period of 2009, are explained below:

(i)
Increase of US$26,002,000 in gold sales resulting from the effect of a higher gold price (21.76 per cent increase) and a greater volume sold (7.78 per cent increase).  The increased volume sold is due to more ounces produced in the Orcopampa mining unit.  See note 13.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(ii)
Decrease of US$205,000 in silver sales resulting from the effect of a higher silver price (34.97 per cent increase) offset by a lower volume sold (28.52 per cent decrease).  The decrease in volume sold is due mostly to fewer ounces produced in the Uchucchacua and Colquijirca mining units during the quarter ended March 31, 2010 as a result of the lower average head grade treated. See note 13.

(iii)
Increase of US$3,471,000 in lead sales for as a result of the effect of a higher lead price (81.87 per cent increase) offset by the effect of a lower volume sold (27.14 per cent decrease).  The decrease in volume sold is due mostly to fewer ounces produced in the Uchucchacua mining unit during the quarter ended March 31, 2010 as a result of the lower average head grade treated.  See note 13.

(iv)
Increase of US$8,778,000 in zinc sales for as a result of the effect of a higher zinc price (92.78 per cent increase) offset by the effect of a lower volume sold (22.59 per cent decrease).  The decrease in volume sold is due mostly to the lower average head grade treated during the quarter ended March 31, 2010 in the Colquijirca mining unit.  See note 13.

(v)	Decrease of US$5,500,000 in income from the combined effects of changes in the average price in closing commercial liquidations carried out by El Brocal.

(vi)
Decrease of US$8,319,000 in income due to metal-price hedging transactions resulting from a decrease in the volume of hedging transactions open as of March 31, 2010 as compared to December 31, 2009, and for the lesser difference between the prices fixed for hedging and the market prices.

10.	Overhead expense
This “Overhead expense” caption decreased by 36.54 per cent from an expense of US$16,707,000 for the quarter ended March 31, 2009 to an expense of US$10,603,000 for the same period of 2010.  This decrease is due mainly to a decrease of US$6,423,000 in the provision for long term officers´ compensation for the quarter ended March 31, 2009 compared with US$423,000 in the same period in 2010.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	Related-party transactions
(a)	As a result of the transactions indicated in paragraph (b), the Company had the following accounts receivable from related parties:

	As of March 31, 2010	As of December 31, 2009
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	18,249	21,794
Canteras del Hallazgo S.A.C.	925	-
Other	37	72
	19,211	21,866
Less - Noncurrent portion	(909)	-

	18,302	21,866

(b)	The Company (through its subsidiaries) had the following transactions with Minera Yanacocha S.R.L.:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
This company is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha.  During the quarter ended March 31, 2010, these royalties amounted to US$14,127,000 (US$13,866,000 during the quarter ended March 31, 2009) and is presented in the “Royalty income” caption in the consolidated statement of income.

Buenaventura Ingenieros S.A. (“Bisa”) -
Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for Minera Yanacocha S.R.L.

The income related to these services during the quarter ended March 31, 2010 amounted to US$485,000 (US$6,500,000 during the quarter ended March 31, 2009).  These amounts are presented in the “Net sales” caption in the consolidated statement of income.

Consorcio Energetico de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua entered into a contract with Yanacocha for providing electrical energy transmission and works operation services for a term of ten years, for which an annual compensation of US$3.7 million was set. The income related to this service during the quarter ended March 31, 2010 amounted to US$1,197,000  (US$1,197,000 during the quarter ended March 31, 2009) and is presented in the “Net sales” caption in the consolidated statement of income.

Terms and transaction with related parties

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured, interest free and settled in cash.  There have been no guarantees provided or received for any related-party receivables.  As of March 31, 2010, the Company has not recorded any impairment as to receivables involving amounts owed by related parties, according to the assessment undertaken by Management of the financial position of the related parties and the markets in which the related parties operate.

12.	Hedging derivative financial instruments
The cash-hedging operations held by El Brocal as of March 31, 2010 were:

Metal	Monthly average volume FMT	Total volume FMT	Fixed average price per FMT	Period	Fair value asset (liability)
			US$		US$(000)

Zero cost collar – option contracts

Copper	125	1,125	5,500 – 7,063	April 2010 - December 2010	(1,181)
Copper	150	1,800	5,500 – 7,063	January 2011 - December 2011	(2,317)
Copper	125	1,125	6,000 – 7,050	April 2010 - December 2010	(1,126)
Copper	150	1,800	6,000 – 7,050	January 2011 - December 2011	(2,070)
Copper	125	1,125	5,500 – 8,020	April 2010 - December 2010	(625)
Copper	150	1,800	5,500 – 8,020	January 2011 - December 2011	(1,547)
Fair value of options					(8,866)

Asian swap contracts

Zinc	675	1,350	2,621	May 2010 – June 2010	347
Zinc	425	2,550	2,481	July 2010 - December 2010	175
Lead	625	1,250	2,562	May 2010 - June 2010	578
Lead	625	3,750	2,568	July 2010 - December 2010	1,461
Lead	300	1,800	2,145	January 2011 - June 2011	(41)
Fair value of swaps contracts					2,520

Total fair value of hedging instruments					(6,346)

Less – Noncurrent portion					(4,522)

Current portion					(1,824)
As of December 31, 2009, the fair value of derivative hedging instruments was US$6,843,000, which is presented in the “Hedging derivative financial instruments” caption of the consolidated balance sheet (US$1,468,000 and US$5,375,000 current and noncurrent portion, respectively).

13.	Statistical data
The Company’s statistical data related to the volume of inventories sold and average sale prices by product for the quarters ended March 31, 2010 and 2009 are as follows:

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(a)	Volumes sold (metallic content):

For the quarters ended March 31,
	2010	2009

Gold	98,244 OZ	91,146 OZ
Silver	2,738,939 OZ	3,831,620 OZ
Lead	5,354 MT	7,348 MT
Zinc	11,364 MT	14,680 MT
Copper	2,105 MT	1,620 MT

(b)	Average sale prices:

For the quarters ended March 31,
	2010	2009

Gold	$1,115.24 US/OZ	$916.52 US/OZ
Silver	$17.06 US/OZ	$12.64 US/OZ
Lead	$2,186.39 US/MT	$1,202.17 US/MT
Zinc	$2,254.25 US/MT	$1,169.35 US/MT
Copper	$7,287.78 US/MT	$3,544.60 US/MT

14.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting principles generally accepted in Peru.  Certain accounting practices applied by the Company that comprise generally accepted accounting principles in Peru may differ in certain respects from generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: May 13, 2010